EDAP TMS S.A. REPORTS 2001 FOURTH QUARTER
& YEAR END FINANCIAL RESULTS
- Net Sales Up 7% Compared to the Prior Year Period and 26% Sequentially -
- Shareholder's Equity Equals EUR 4.90 (USD 4.36) Per Share -

Vaulx-en-Velin, France, March 13, 2002-- EDAP TMS S.A. (Nasdaq and Nasdaq Europe: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today reported financial results for the fourth quarter and year ended December 31, 2001.

EDAP TMS S.A. reported net sales of EUR 6.6 million (USD 5.9 million) for the fourth quarter of 2001, compared to EUR 6.2 million (USD 5.5 million) a year earlier. Total revenues were EUR 6.7 million (USD 6.0 million) for the fourth quarter of 2001, compared to EUR 8.4 million (USD 7.5 million) a year earlier. Gross profit was EUR 1.4 million (USD 1.3 million) as compared to EUR 3.9 million (USD 3.5 million) in the fourth quarter of 2000. The Company reported a net profit for the period of EUR 6.2 million (USD 5.5 million), or EUR 0.79 (USD 0.70) per diluted share, compared to a net profit, for the same period last year, of EUR 13.2 million (USD 11.7 million), or EUR 1.61 (USD 1.43) per diluted share. These reported net profits included a gain of EUR 8.9 million (USD 8.0 million ), attributed to the sale of Urologix common stock in the fourth quarter of 2001, and a one time non-recurring gain of EUR 15.8 million (USD 14.0 million), attributed to the sale of its Prostatron business to Urologix, for the same period of the prior year.

For the full year ended December 31, 2001, the Company reported net sales of EUR 23.8 million (USD 21.2 million) compared to EUR 24.8 million (USD 22.8 million) reported in 2000. Total revenues were EUR 24.0 million (USD 21.4 million), compared to EUR 27.3 million (USD 25.1 million) reported in 2000. Gross profit was EUR 8.0 million (USD 7.1 million) as compared to EUR 13.1 million (USD 12.0 million) in 2000. The Company reported a net profit for the fiscal year of EUR 7.1 million (USD 6.4 million), or EUR 0.90 (USD 0.80) per diluted share, compared to a net profit for 2000 of EUR 11.7 million (USD 10.8 million), or EUR 1.42 (USD 1.30) per diluted share. These reported net profits included the net gain attributed to the sale of Urologix common stock for the twelve months ended December 31, 2001, and the one time non-recurring gain attributed to the sale of the Prostatron business, for the twelve months ended December 31, 2000.

Eric Simon, EDAP's Chief Executive Officer, commented: "2001 was another exciting year for EDAP Technomed. With the successful market penetration of Ablatherm in Europe and the Middle East, fiscal 2001, and more specifically the fourth quarter, marked the first period in which Ablatherm has made a significant contribution to revenues with approximately EUR 1.3 million in sales (USD 1.2 million), including the sale of three units. For the entire year, Ablatherm generated EUR 1.6 million (USD 1.4 million) in revenue".

"2001 was also another very good year for our lithotripsy business as we continued to see good market penetration and acceptance in our European and Asian markets. In this mature and saturated market the Company generated about EUR 14.6 million (USD 13.1 million) in revenue with six machines booked in the fourth quarter and a total of 23 machines sold for the year, which represents the largest number of units sold since 1990."

"Wrapping up our various product lines, the Company continued to receive strong Prostatron orders from Urologix during the fourth quarter. As we have mentioned in the past, Prostatron orders put downward pressure on the Company's margins. Although the Company did not experience the capacity issues in the fourth quarter that it experienced in the third quarter it should be noted that the Company took a fourth quarter charge, as a one time provision, primarily related to the completion of the Prostatron manufacturing transfer to Urologix."

"Overall, the Company increased net sales by nearly 7% compared to the prior year period and 26% sequentially. Additionally, the Company's continued control over its SG&A expenses with a decrease of approximately 25% compared to both the prior year period and to fiscal year 2000. With that, we believe that the Company stands in a very strong position as it enters 2002," concluded Mr. Simon.

Antoine Tétard, EDAP's Chief Operating Officer added, "Regarding Ablatherm, the Company was recently informed by the Food and Drug Administration (FDA) that our Investigational Device Exemption (IDE) study protocol for the treatment of primary therapy was denied. The Company is currently working with its clinical investigators and the American Urology Association (AUA) to develop a protocol acceptable for both the FDA and the Company. The Company remains committed to the U.S. market and while this may delay Ablatherm's U.S. introduction it should be noted that the Company continues to see a strong increase in excitement for High Intensity Focused Ultrasound (HIFU) in Europe. With several new units placed in Europe, reimbursement in Italy, the completion of the French Urology Association (AFU) study for reimbursement in France, new interest generated at the recent European Urology Association (E.A.U.) meeting in the United Kingdom and the only HIFU device on the market currently CE marked for the treatment of prostate cancer the Company is perfectly positioned to penetrate this market."

Additionally, the Company notes that, as of the year ended December 31, 2001, it had sold 1,267,500 shares of Urologix (Nasdaq NM: ULGX) common stock, which includes the exercise and sale of 327,500 shares related to the warrant and additional sales of common stock totaling 940,000 shares. These sales resulted in net cash proceeds of approximately EUR 22.4 million (USD 20.0 million).

EDAP TMS S.A., is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	December 31, 2001 Euros	December 31, 2000 Euros	December 31, 2001 $US	December 31, 2000 $US
Net sales of medical equipment	3,882	2,386	3,474	2,113
Net sales of spare parts, supplies and services	2,762	3,815	2,472	3,379

NET SALES	6,644	6,201	5,946	5,492
Other revenues	24	2,230	21	1,975

TOTAL REVENUES	6,668	8,431	5,967	7,467
Cost of sales	(4,425)	(4,483)	(3,961)	(3,970)
One time cost of sales provision	(796)	0	(713)	0

GROSS PROFIT	1,447	3,948	1,293	3,497
Research & development expenses	(901)	(1,115)	(807)	(988)
S, G & A expenses	(3,048)	(4,364)	(2,729)	(3,865)

Total operating expenses	(3,949)	(5,479)	(3,536)	(4,853)

OPERATING PROFIT (LOSS)	(2,502)	(1,531)	(2,243)	(1,356)
Interest (expense) income, net	750	25	671	22
Currency exchange gains (loss), net	(297)	(1,341)	(266)	(1,188)
Other income (loss), net (1)	8,911	15,848	7,976	14,035

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	6,862	13,001	6,138	11,513
Income tax (expense) credit	(697)	180	(623)	160

NET INCOME (LOSS)	6,165	13,181	5,518	11,673

Earning per share - Basic	0.80	1.69	0.71	1.50
Average number of shares used in computation of EPS	7,734	7,785	7,734	7,785
Earning per share - Diluted	0.79	1.61	0.70	1.43
Average number of shares used in computation of EPS	7,834	8,176	7,834	8,176

NOTE: Translated for convenience of the reader to U.S. dollars at the 2001average three months noon buying rate of 1 Euro = 0.8951 USD, and 2000 average three months noon buying rate of 1 Euro = 0.8856 USD.

(1) Includes EUR 8.9 million (USD 8.0 million) of a one time non-recurring gain recorded in the fourth quarter of 2001 relating to the sale of Urologix common stock and includes EUR 15.8 million (USD 14.0 million) of a one time non-recurring gain recorded in the fourth quarter of 2000 relating to the sale of the Prostatron business to Urologix.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Twelve Months Ended :		Twelve Months Ended :
	December 31, 2001 Euros	December 31, 2000 Euros	December 31, 2001 $US	December 31, 2000 $US
Net sales of medical equipment	10,760	9,796	9,586	9,020
Net sales of spare parts, supplies and services	13,045	15,013	11,622	13,823

NET SALES	23,805	24,809	21,208	22,843
Other revenues	161	2,443	143	2,250

TOTAL REVENUES	23,966	27,252	21,351	25,093
Cost of sales	(15,189)	(14,192)	(13,532)	(13,066)
One time cost of sales provision	(796)	0	(710)	0

GROSS PROFIT	7,981	13,060	7,109	12,027
Research & development expenses	(3,430)	(3,971)	(3,056)	(3,657)
S, G & A expenses	(9,663)	(12,824)	(8,608)	(11,807)

Total operating expenses	(13,093)	(16,795)	(11,664)	(15,464)

OPERATING PROFIT (LOSS)	(5,112)	(3,735)	(4,555)	(3,437)
Interest (expense) income, net	694	(494)	618	(455)
Currency exchange gains (loss), net	166	406	147	373
Other income (loss), net (1)	12,273	15,855	10,934	14,597

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	8,021	12,032	7,144	11,078
Income tax (expense) credit	(882)	(323)	(786)	(297)

NET INCOME (LOSS)	7,139	11,709	6,358	10,781

Earning per share - Basic	0.92	1.50	0.82	1.38
Average number of shares used in computation of EPS	7,760	7,785	7,760	7,785
Earning per share - Diluted	0.90	1.42	0.80	1.30
Average number of shares used in computation of EPS	7,942	8,266	7,942	8,266

NOTE: Translated for convenience of the reader to U.S. dollars at the 2001average twelve months noon buying rate of 1 Euro = 0.8909 USD, and 2000 average twelve months noon buying rate of 1 Euro = 0.9207 USD.

(1) Includes EUR 12.7 million (USD 11.4 million) of a one time non-recurring gain recorded in the fourth quarter of 2001 relating to the sale of Urologix common stock and includes EUR 15.8 million (USD 14.0 million) of a one time non-recurring gain recorded in the fourth quarter of 2000 relating to the sale of the Prostatron business to Urologix.

EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars)
	December 31, 2001 Euro	September 30, 2001 Euros	December 31, 2001 $US	September 30, 2001 $US
Cash, cash equivalents and short term investments	19,361	2,601	17,233	2,366
Investments available for sale	9,686	19,959	8,622	18,161
Total assets	53,114	48,391	47,277	44,031
Shareholders' Equity	38,909	35,123	34,633	31,959

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 0.8901 USD, on December 31, 2001 and at the noon buying rate of 1 Euro = 0.9099 USD, on September 30, 2001.